Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

April 18, 2013

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Tim Buchmiller

Re:

Oak Ridge Micro-Energy, Inc.

Amendment No. 3 to Form 8-K

Filed December 31, 2012

File No. 000-50032

Dear Mr. Buchmiller:

In response to your letter to Oak Ridge Micro-Energy, Inc. (the “Company”) dated January 25, 2013, we provide the following information:

REDD – Reduced Emissions from forest Degradation and deforestation, page 5

1.

We note your disclosure that "REDD is a financial and carbon trading mechanism." Please disclose who is developing this mechanism and the nature of the funding for the program, if any. Please explain if this mechanism is the United Nations REDD Programme or a different program.

Response:  “REDD is a financial and carbon trading mechanism that creates an incentive for developing countries to protect, better manage and wisely use their forest resources, contributing to the global fight against climate change.  REDD strategies aim to make forests more valuable standing than they would be cut down, by creating a financial value for the carbon stored in trees.  A carbon offset is created for the reduction of emissions of carbon dioxide to compensate for an emission elsewhere.  The two principal markets for these carbon offsets are the United Nation’s Kyoto Potocol and the EU Emission Trading Scheme, both of which are primarily utilized in the compliance market, by companies,

April 18, 2013

governments and others, to buy carbon offsets in order to comply with caps on carbon dioxide emissions.  There is also a smaller, voluntary market, where individuals and entities acquire carbon offsets to mitigate their own carbon emissions.  International decision making at the United Nations regarding carbon markets and projects has been slow and considered, though progress is being made.  We believe that the signatory nations to the UNFCCC (“United Nations Framework Commission on Climate Change”) will agree to a United Nations regulated REDD carbon credits market by 2015.”

See page 5.

2.

We note your disclosure in the last sentence on page 5 that reserved credits are intermittently released, approximately every five years. Please explain if you can trade credits before they are released and the requirements that need to be met before credits for your projects would be released and the approximate timing of when you would derive revenue from any released credits.

Response:  The Company has revised this paragraph to state: “Forest ecologists calculate the amount of carbon that would have been emitted into the atmosphere under this BAU scenario.  Once approved, the REDD project is awarded the number of carbon credits equaling this emission calculation for sale onto the global carbon markets.  These credits are issued in relatively equal tranches over the 20 to 30 year duration of the REDD project.  Under generally accepted international standards, a certain proportion of these issued credits, as set by the international body that issues the credit, are reserved to cover any incidents that reduce the carbon value of the forest during the REDD project’s duration. The reserve amounts are approximately 30% of the issued credits, and are held in a “buffer” account by the issuing international body, to ensure that the correct number of REDD carbon credits that have been issued for the project involved are earned and to protect against events like fire, forest removal or other events that would reduce the value of the issued credit.  These reserved credits are intermittently released, approximately every five (5) years, and may sold by the owner on any market that may exist for these credits.  Carbon credits must be issued before they can be traded, and we believe none can be issued to Carbon Strategic until our nine (9) step process outlined below under the heading “REDD Project Development Process” is completed.  We will require additional funding to complete the development of our current carbon credit projects and to develop others in the future, none of which is assured.  We are considering various methods to raise funding for these projects, including offering debt or equity in Carbon Strategic, direct investment on a project by project basis and developing relationships with others who have similar goals.”  See page 6.

General Risks, page 9

3.

Your disclosure in the last sentence of this section indicates that you will split the proceeds of carbon credit sales with the forest owner. Please explain how the proceeds

April 18, 2013

will be divided between you, the forest owner and any other entities who are entitled to proceeds from the credit sales.

Response: The Company has added the following to this paragraph: “All funds received from carbon credit sales are deposited into a project trust account (“PTA”) for each particular project.  Carbon Strategic will be paid 20% of these gross revenues; and the forest owner will be paid 80% of these gross revenues, after deduction of the independent trustee’s fees and related expenses, none of which is the responsibility of Carbon Strategic.”  See page 9.

REDD Carbon Credit Fraud Risks, page 9

4.

Please describe the types of fraud that may be involved in the REDD trading scheme.

Response:  The Company has added the following risk factors to this section:

“All carbon credit trading will be exposed to, among other risks:

•

Customary issues relating to sales of futures or other derivatives of carbon credits that can result in the manipulation of any trading market for carbon credits, with little use or concern for the underlying carbon credits.

•

Fraudulent issuances of carbon credits.

•

Volatility in prices.

•

The adverse effect of “block” trades of carbon credits.

•

Adverse publicity.

•

Lack of long term acceptance of REDD carbon credits.

•

Reclassification of carbon credits by international bodies regulating them.

•

The cessation of funding by international bodies regulating carbon credits.

•

The inability to finance carbon credit production or projects.

•

Failure to produce expected carbon emission reductions that can negatively affect the trading market.

•

Lack of transparency in the carbon credit market.

•

Lack of a stable, historical market and acceptance of the REDD carbon credits.”

See page 9.

Business, page 10

5.

We note your disclosure that your fully packaged cells are .62 mm thick. Since you have only recently acquired manufacturing equipment and have no inventory as of the date of your most recent balance sheet, please tell us the basis for this disclosure. For example, do you have a prototypes or cells manufactured by third parties? Please also explain the basis for your disclosure on page 14 that your "improvements to [y]our patented and

April 18, 2013

proprietary thin-film battery portfolio has readied [y]our technology for manufacturing and product integration into many applications."

Response:  The following has been added to the paragraph that mentions “.62”:  “Our prototype cells on ceramic substrates are 0.024 of an inch (0.62 mm) thick.  These prototypes were manufactured by us during 2004 to 2007, when most of our early research and development of our technology was completed and our initial manufacturing process was developed. We are presently engaged in attempting to develop a low-cost and scalable thin-film deposition process for solid state electrolytes for lithium ion batteries using the “Multiplexed Electrospray Technology” instead of vacuum sputter deposition that is traditionally used. “Electrospray” refers to a technique used to produce ionized electrically conductive non-scaled particles such as liquids droplets and solvates ions using high electrostatic fields.  See our 8-K Current Report dated February 1, 2013, and filed with the SEC on February 7, 2013, and which is incorporated herein be reference.

I have not added that the Company expended $931,327 in research and development during those years, as those amounts were required to be expensed; all of these amounts are under Item 1, Business, of the respective 10-K Annual Reports for these years.  The sold its manufacturing equipment in 2008, as reported in an 8-K Current Report dated March 10, 2008, and filed with the SEC on March 14, 2008.  This 8-K has been added the “Documents Incorporated by Reference” under “Exhibits,” on page 64.

The second question has been answered in the paragraph that you mention, by saying “Our improvements to our patented and proprietary thin-film battery portfolio have readied our technology for manufacturing and product integration into many applications (see the heading “Principal Products or Services and Their Markets”), among many others, though we have had little funds to market and advertise licenses and have been unsuccessful in licensing our technology to date.”

6.

We note your disclosure in the first full paragraph on page 12. It is unclear how the acquisition of Carbon Strategic enabled you to fund your $350,000 and $400,000 purchases of equipment from Planar. Please revise your disclosure to explain where these amounts came from.

Response:  I have added these funds were provided by Newmark Investment Limited, from whom the Company acquired Carbon Strategic (see page 12), and I have amended the language about that loan arrangement under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the heading “Liquidity and Capital Resources,” also.  I was of the impression that the loans were from an unrelated party and not Newmark.  See page 20.

April 18, 2013

At the time of the closing of the acquisition of Carbon Strategic, meetings were set to go to Florida to negotiate the purchase of the equipment mentioned,, on the day following the closing of the Carbon Strategic Share Exchange Agreement.

Competitive Business Conditions, page 14

7.

It appears that you have limited your discussion of your competitors to those who are using the Department of Energy’s ORNL technology, and have not mentioned competitors with independent proprietary thin film battery technology. If you will face competition from competitors with thin-film batteries that do not rely on ORNL technology, please add those competitors to your disclosure.

Response:  The additional principal competitors have been added.  See page 14.

Emerging Growth Company, page 15

8.

It appears that you have completed a first sale of equity securities on or before December 8, 2011. We note, for example, the Form S-8 that you filed on March 24, 2006. See Question (2) of the Jumpstart Our Business Startups Act Frequently Asked Questions on our web site at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm. Please provide us with your analysis as to why you qualify as an emerging growth company or revise your disclosure as appropriate.

Response:  I have reviewed the SEC’s CD&I’s on this subject and concur; I have removed all references to “emerging growth company of companies.”  I had seen the language about S-8, but determined since the Company was already public, that the S-8 filing did not matter, without realizing that it was the Company’s first “public offering.”

Item 9.01 Financial Statements and Exhibits, page 32

9.

We note from the Form 10-K filed on April 16, 2012 that the financial statements of Oak Ridge Micro-Energy, Inc. as of and for the years ended December 31, 2011 and 2010 were audited by Mantyla McReynolds, LLC and the financial statements of Carbon Strategic PTE. LTD. included in this filing were audited by D. Arumugam & Co. As such, it appears as though the transaction described on pages 2 through 3 and throughout the filing resulted in a change of accountant that would require disclosure under Item 4.01 of Form 8-K. Please advise or revise.

Response: A Form 8-K disclosing a change of accountant as required by Item 4.01 was filed on February 26, 2013.

Financial Statements for the Fiscal Years Ended June 30, 2012 and 2011 and for the Period from Inception Through June 30, 2012, page 32

April 18, 2013

Table of Contents, page 33

10.

Please revise your table of contents to appropriately reference the page numbers within the filing.

Response: We have revised the table of contents and appropriately referenced the page numbers.  See page 31.

Independent Auditor’s Report to the Members of Carbon Strategic PTE. LTD., page 34

11.

We note here and on pages 36 through 37 that your independent auditor did not conduct its audits in accordance with U.S. generally accepted auditing standards. Please amend your filing to include independent auditor’s reports that were conducted in accordance with U.S. generally accepted auditing standards.  Additionally, the revised audit reports should include representations that the audits were conducted in accordance with U.S. generally accepted auditing standards.  Refer to the guidance in Rule 2-02(b) of Regulation S-X.

Response: The audit report and financial statements have been revised accordingly.

12.

As a related matter, we note that the opinion paragraph of your independent auditor’s reports do not cover the cumulative period from date of inception through June 30, 2012.  Please advise or revise.

Response: The audit report and financial statements have been revised accordingly.

13.

Additionally, we note that the independent auditor’s reports do not opine on the financial statements included in the Form 8-K.  The auditor’s reports reference the statements of comprehensive income and the statements of changes in equity for the years ended June 30, 2012 and 2011.  However, this contrasts with the Carbon Strategic PTE. LTD. statements of operations and statements of stockholder’s deficit included in the Form 8-K.  Please advise or revise.

Response: The audit report and financial statements have been revised accordingly.

Notes to the Financial Statements, page 42

14.

Please revise your filing to explain when your operations first began (i.e. date of inception) and to clearly label your date of inception on the face of your financial statements, as applicable.

Response: The financial statements have been revised accordingly.

April 18, 2013

Note 2. Summary of Significant Accounting Policies, page 42

-(a) Basis of Preparation, page 42

15.

We note your disclosures here that your accounting and reporting policies conform to generally accepted accounting principles and practices. We further note on page 27 your disclosure that these financial statements were prepared in accordance with US GAAP accounting standards. We finally note on pages 34 through 37 that your independent auditor’s reports refer to your financial statements being prepared under the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards. Please revise your filing to clearly disclose the comprehensive body of accounting principles that your financial statements are presented under for all reporting periods.

Response: The financial statements have been revised accordingly.

16.

Notwithstanding the comment issued above, it appears that your financial statements are prepared according to a comprehensive body of accounting principles other than those generally accepted in the United States or IFRS as issued by the IASB. Please revise your filing to include an audited U.S. GAAP to your home country GAAP reconciliation and the disclosures required by Item 17(c) of Form 20-F. Refer to the guidance in Rule 3-05(c) of Regulation S-X and Item 17(c) of Form 20-F.

Response: The financial statements have been revised accordingly.

17.

Please tell us and revise your filing to explain how you determined that your functional and reporting currency is the Australian Dollar. Cite the accounting literature relied upon and how you applied it to your situation.

Response: The financial statements have been revised to present US dollars as the reporting currency. Foreign currency translation has been implemented to comply with FASB ASC 830.

Note 7. Subsequent Events, page 46

18.

We note your disclosures here, on pages 2 through 3, and throughout the filing related to the merger transaction that occurred on October 8, 2012 with Oak Ridge Micro-Energy, Inc. Please tell us and revise your filing to clearly explain how you are accounting for this transaction pursuant to US GAAP. Within your amended disclosure, please explain if you are accounting for this transaction as a reverse merger or as a recapitalization. Cite the accounting literature relied upon and how you applied it to your situation. Refer to the guidance in Topic 805 of the FASB Accounting Standard Codification.

April 18, 2013

Response: The financial statements footnotes have been revised to more clearly explain that the transaction will be accounted for as a reverse merger. Carbon Strategic will apply the acquisition method of accounting to its acquisition of Oak Ridge Micro-Energy in accordance with FASB ASC 805.

19.

Further to the above, we note from page 2 that you entered into various other agreements as part of the merger transaction. Please tell us and revise your filing to explain to us in more detail the terms of these agreements and how you are accounting for these agreements pursuant to U.S. GAAP. Cite the accounting literature relied upon and how you applied it to your situation.

Response:

Interim Condensed Financial Statements, page 47

General

20.

We note from your correspondence dated December 31, 2012 that the Carbon Strategic financial statements for the quarterly periods ended September, 30, 2012, and 2011 were prepared by your auditors. Please explain to us why your independent auditors prepared your financial statements and how this is not a conflict of independence taking into consideration their responsibilities under U.S. generally accepted auditing standards.  Refer to Rule 2-01 of Regulation S-X.

Response: We previously misspoke in our correspondence dated December 31, 2012, in that a third party CPA, not our auditors, prepared the financial statements for the quarter ended September 30, 2012.

21.

We note from page 27 that you refer to these unaudited financial statements for the quarter ended September 30, 2012 as being "reviewed." Please revise your filing to include the independent auditors’ review report for these interim financial statements. Refer to the guidance in Rule 10-01(d) of Regulation S-X.

Response: We have removed the reference in our filing to the financial statements having been “reviewed,” and therefore have not included an independent auditors’ review report.

22.

As applicable, please revise your unaudited financial statements and related footnotes to also address the comments issued in connection with your annual audited financial statements.

April 18, 2013

Response:

-Unaudited Pro Forma Condensed Combined Balance Sheets as of December 31, 2011 and September 30, 2011, page 53

23.

Please revise your filing to remove the pro forma balance sheet that combines Carbon Strategic PTE LTD.’s balance sheet as of June 30, 2012 with Oak Ridge Micro-Energy, Inc.’s balance sheet as of December 31, 2011. Refer to the guidance in Rule 11-02(c)(1) of Regulation S-X.

Response: We have removed the proforma balance sheet and revised our proforma information to contain proforma balance sheets as of June 30, 2012 (Carbon Strategic’s most recently completed fiscal year) and September 30, 2012. Proforma income statements are provided for the year ended June 30, 2012, and the quarter ended September 30, 2012.

-Unaudited Pro Forma Condensed Combined Balance Sheets as of September 30, 2012, page 55

24.

Since it appears that Carbon Strategic PTE LTD.’s financial statements presented on pages 32 through 52 were prepared according to a comprehensive body of accounting principles other than U.S. GAAP, please convert Carbon Strategic PTE LTD.’s historical financial statements included here and on page 57 to U.S. GAAP to be included within the condensed pro forma financial statements. In this regard, please revise your notes to the pro forma condensed financial statements to explain that you have converted these financial statements to U.S. GAAP.

Response: Please see the response to comment No. 23, along with the financial statements presented.

25.

Please revise your filing to explain how you conformed Carbon Strategic PTE LTD.’s historical statement of operations for the nine months ended September 30, 2012 to Oak Ridge Micro-Energy, Inc.’s statement of operations for the nine months ended September 30, 2012 since Oak Ridge Micro-Energy’s fiscal year end differs by more than 93 days. Refer to the guidance in Rule 11-02(C)(3) of Regulation S-X.

Response: Please see the response to comment No. 23, along with the financial statements presented.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended September 30, 2012, page 56

26.

Please revise your filing to remove the pro forma combined statement of operations that combines Carbon Strategic PTE LTD.’s statement of operations for the three months ended September 30, 2012 with Oak Ridge Micro-Energy, Inc.’s statement of operations

April 18, 2013

for the three months ended September 30, 2012. Refer to the guidance in Rule 11-02(c)(2)(i) of Regulation S-X.

Response: Please see the response to comment No. 23, along with the financial statements presented.

-Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended June 30, 2012 and Oak Ridge Micro-Energy, Inc. for the Year Ended December 31, 2011, page 57

27.

We note that you have provided the Carbon Strategic PTE Ltd.’s historical statement of operations for the year ended June 30, 2012 and Oak Ridge Micro-Energy, Inc.’s historical statement of operations for the year ended December 31, 2011 in the preparation and presentation of this annual pro forma statement of operations. Since the most recent fiscal year end of Carbon Strategic PTE Ltd.’s historical financial statements differs from Oak Ridge Micro-Energy, Inc.’s historical financial statements, which is the registrant, by more than 93 days, you should conform Carbon Strategic PTE Ltd.’s historical statement of operations to be within 93 days of the registrant’s most recent fiscal year end, if practical. Refer to the guidance in Rule 11-02(c)(3) of Regulation S-X. In this regard, please also revise your notes on page 58 to explain how you conformed these financial statements.

Response: Please see the response to comment No. 23, along with the financial statements presented.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 58

28.

Please revise your filing to include an introductory paragraph which briefly sets forth a description of (i) the transaction, (ii) the entities involved, (iii) the accounting for the transaction, and (iv) the periods for which the pro forma information is presented. Refer to the guidance in Rule 11-02(b)(2) of Regulation S-X.

Response: We have made these revisions and added the introductory paragraph.

29.

Further to the above, please revise your filing to explain if the pro forma adjustments related to the pro forma statement of operations were computed assuming the transaction was consummated at the beginning of the fiscal year presented and the pro forma adjustments for the combined balance sheets were computed assuming the transaction was consummated at the end of the most recent period for which you included a pro forma balance sheet. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

April 18, 2013

Response:

30.

Please revise your filing to explain how you converted the Carbon Strategic PTE Ltd.’s historical financial statements presented on pages 53 through 57 from Australian Dollars to U.S. Dollars within the presentation and preparation of the pro forma condensed financial statements.

Response: The financial statements used as a basis for these revised pro forma condensed financial statements are presented in US dollars, making conversion unnecessary.

31.

Reference is made to adjustments (a)-(c). Please revise your filing to explain in more detail the basis for the adjustments to the stockholders’ equity section. Explain how these adjustments properly reflect the accounting for this transaction.

Response:

32.

Reference is made to adjustment (a). Please revise your filing to explain to us in more detail why you are eliminating Oak Ridge Micro-Energy, Inc.’s account payable and related party debt. Within your discussion, please explain to us if these liabilities were paid off in cash as part-of the transaction.

Response:

We are enclosing a statement from the Company as requested in your letter under date of January 25, 2013.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB

cc:

Oak Ridge Micro-Energy, Inc.

Enclosure